SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

February 20, 2025

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Post-Effective Amendment No. 113 to the Registration Statement on Form N-1A of BlackRock ETF Trust (the “Trust”) on behalf of its series, iShares Disciplined Volatility Equity Active ETF (“Disciplined Volatility Fund”) and iShares Dynamic Equity Active ETF (“Dynamic Fund”) (collectively, the “Funds”)

Dear Ms. O’Neal:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 113 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of the Funds.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on February 20, 2025.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Funds deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

February 20, 2025

The Amendment also contains the Trust’s responses to the oral comments provided by Ms. O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on January 16, 2025 regarding the Trust’s Post-Effective Amendment No. 108 to its Registration Statement filed with the Commission on December 4, 2024 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are set forth below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Disciplined Volatility Fund and Dynamic Fund

General Comments

Comment 1: Please confirm what “GA” in each Fund’s name refers to.

Response:  The Trust has determined not to include “GA” in the name of either Fund, as reflected in the Amendment.

Prospectus: Fees and Expenses of the Funds

Comment 2: Please provide the Staff with the completed fee table and expense example for each Fund and draft responses to the Staff’s comments at least one week before effectiveness of the Registration Statement.

Response: A completed fee table and expense example and draft responses to the Staff’s comments for each Fund were provided supplementally to the Staff on February 13, 2025.

Comment 3: Please confirm that expenses related to short positions will be included in Other Expenses in the fee table or as a separate line item given that the Funds may utilize short positions.

Response: Each Fund currently anticipates implementing short positions by using options, swaps, futures, forwards, contracts for difference or other derivative instruments. Each Fund confirms that expenses related to short positions will be included in Other Expenses in the fee table to the extent applicable.

Prospectus: Principal Investment Strategies of the Funds

Comment 4: The Staff notes that each Fund’s principal investment strategies provide that each Fund will invest “at least 80% of its net assets (plus borrowings for investment purposes) in equity securities and derivatives that provide investment exposure to such securities or to one or more market risk factors associated with such securities.”

February 20, 2025

Please advise why exposure “to one or more market risk factors associated with such securities” should suffice to count toward each Fund’s 80% policy.

Response: As discussed with the Staff, each Fund respectfully submits that the referenced language is appropriate as it tracks the language in Rule 35d-1(b)(2).

Prospectus: Summary of Principal Risks

Comment 5: The Staff notes that “High Portfolio Turnover Risk” is included as a principal risk factor for each Fund. Please confirm whether this risk is applicable to each Fund.

Response: Dynamic Fund has considered the Staff’s comment and removed “High Portfolio Turnover Risk” from its disclosure. Disciplined Volatility Fund confirms that “High Portfolio Turnover Risk” is applicable in light of its strategies.

Dynamic Fund

Prospectus: More Information About the Funds – Dynamic Fund

Comment 6:  The Staff requests confirmation in correspondence that: (1) the Cayman subsidiary and its board of directors will agree to inspection of the Cayman subsidiary’s books and records by the Staff; and (2) the Cayman subsidiary’s management fee will be included in the management fee in the Fund’s fee table.

Response: The Fund confirms that (1) the Cayman subsidiary and its board of directors will agree to inspection of the Cayman subsidiary’s books and records by the Staff and (2) the Cayman subsidiary’s management fee (if any) will be included in the management fee in the Fund’s fee table. As disclosed in the Registration Statement, BlackRock Fund Advisors, the Fund’s investment adviser, does not receive separate compensation from the Cayman subsidiary for providing it with investment management or administrative services.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

February 20, 2025

cc:	Janey Ahn

Jessica Holly

Louisa Kiu